UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

245 Hammersmith Road

London W6 8PW

United Kingdom

Tel: +44 (0)20 8154 4600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Notice of Annual General Meeting

On May 24, 2024, Achilles Therapeutics plc (“Achilles” or the “Company”) issued notice of the Company’s Annual General Meeting, a copy of which is furnished as Exhibit 99.1 to this Current Report on Form 6-K. The Company’s Annual General Meeting will be held at 245 Hammersmith Road, London W6 8PW, United Kingdom on June 25, 2024 at 14:00 (UK time). Furnished (i) as Exhibit 99.2 to this Current Report on Form 6-K is the Form of Proxy for the Bank of New York Mellon (the “Depositary”), (ii) as Exhibit 99.3 to this Current Report on Form 6-K is the Voting Instruction Form for holders of American Depositary Shares and (iii) as Exhibit 99.4 to this Current Report on Form 6-K are the Voting Instructions for holders of American Depositary Shares.

The statements contained in this “Notice of Annual General Meeting” section of this Current Report on Form 6-K and the information contained in Exhibits 99.1, 99.2, 99.3 and 99.4 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

INDEX TO EXHIBITS

Number	Description

99.1	Notice of Annual General Meeting.

99.2	Form of Proxy for the Depositary.

99.3	Voting Instruction Form for holders of American Depositary Shares.

99.4	Voting Instructions for holders of American Depositary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACHILLES THERAPEUTICS PLC

Date: May 24, 2024	By:	/s/ Robert Coutts
Robert Coutts
Chief Financial Officer